Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

Three Months Ended March 31, 2012
Earnings
Income from continuing operations before provision for income taxes	$145,537
Income from equity investees	(12,013)
Distributed income from equity investees	2,941
Interest and amortization of deferred finance costs	152,175
Amortization of capitalized interest	3,285
Implicit rental interest expense	16,806

Total Earnings	$308,731

Fixed Charges
Interest and amortization of deferred finance costs	$152,175
Capitalized interest	7,199
Implicit rental interest expense	16,806

Total Fixed Charges	$176,180

Ratio of earnings to fixed charges	1.75x